February 22, 2011	Modine Manufacturing Company 1500 DeKoven Avenue Racine, Wisconsin 53403-2552 Tel. 262.636.1200 Fax 262.631.7720

Ms. Linda Cvrkel
Branch Chief
United States Security and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, DC 20549

RE:	Modine Manufacturing Company
Form 10-K for the fiscal year ended March 31, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 001-01373

Dear Ms. Cvrkel:

This letter is in response to your correspondence dated January 20, 2011 in which you provided the SEC’s comments on our Form 10-K for the fiscal year ended March 31, 2010 and our Form 10-Q for the fiscal quarter ended September 30, 2010.  We have repeated the comments from your letter below, followed by our responses.

Annual Report on Form 10-K for the fiscal year ended March 31, 2010

Note 7: Income Taxes

1.
We note from the reconciliation of the company’s statutory tax rate for 2010 to its effective tax rate for the period that deferred tax adjustments impacted the company’s effective tax rate by 15.3% during the period and “other” items impacted the company’s effective tax rate by 13.5%.  Please tell us and revise the notes to the company’s financial statements in future filings to explain in further detail the nature and amounts of the deferred tax adjustments and other items that impacted the company’s effective tax rate during 2010 by 15.3% and 13.5%, respectively.  As part of your response, please explain in further detail the nature of the one-time adjustment of $1,607 that was recognized with respect to prior year deferred taxes in the U.S. and explain in detail why you do not believe this adjustment represents the correction of an error.  We may have further comments upon review of your response.

United States Securities and Exchange Commission
February 22, 2011

Modine Response
The deferred tax adjustment reconciling item of $1,607 impacting the effective tax rate by 15.3 percent in the effective tax rate reconciliation represents various items.  Certain of these items primarily relate to the finalization of tax audits and changes in estimate in connection with our tax provision to tax return reconciliation ($867), while certain other items were deemed to be the correction of errors ($740).  These items net to the $1,607 deferred tax adjustment.  The Company determined that the items deemed to be the correction of errors were not material to the consolidated financial statements given that the deferred tax assets impacted by these items were fully offset by a valuation allowance and, therefore, there was no effect on the provision for income tax expense or loss from continuing operations.

“Other” items of $1,410 impacting the Company’s effective tax rate by 13.5 percent in the effective tax rate reconciliation consist of a collection of numerous rate differentials including, but not limited to, foreign withholding tax ($534 or 5.1 percent), state income tax refunds ($568 or 5.4 percent), foreign currency movement (-$873 or -8.3 percent), incentive stock options ($471 or 4.5 percent), stock awards ($518 or 5.0 percent) and Medicare subsidy ($213 or 2.0 percent).  The disclosure requirements for the effective tax rate reconciliation specify a threshold for disclosure of 5 percent of pretax income at the statutory tax rate.  The loss from continuing operations before taxes for the year ended March 31, 2010 was $10.5 million which generates a tax benefit at the statutory rate of $3.7 million.  Based on these results, the threshold for separately identifying reconciling items in the effective tax rate reconciliation would be less than $0.2 million.  As the Company’s results of operations continue to improve and move toward breakeven, this threshold level will continue to decrease to a point where every item in the rate reconciliation would need to be disclosed.  Given this low dollar value threshold, several of the items in the “Other” category were above this amount; however, we did not believe that separately identifying each and every one of these items would be meaningful to the reader of the financial statements in understanding the effective tax rate reconciliation.  Accordingly, we presented these items in the “Other” category.

In future filings, the Company will revise the notes to the financial statements to explain in further detail the nature of the deferred tax adjustments and components included within the “Other” category.  Such disclosure would be as follows after the table showing the reconciliation of the provision for income taxes and effective tax rates:

The “Other” category includes items such as foreign withholding tax, state income tax refunds, foreign currency and certain incentive awards.

United States Securities and Exchange Commission
February 22, 2011

Note 25: Segment and geographic information

2.
We note from the discussion on page 22 that the chief operating decision makers review segment results with an emphasis on gross margin and secondarily on segment operating income.  In this regard, please tell us why gross margin is not presented for each of your operating segments in note 25.  Refer to ASC 280-10-50-28 and advise.

Modine Response
Modine has historically provided the calculation and discussion of gross margin for its operating segments in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in its annual reports on Form 10-K and quarterly reports on Form 10-Q.

We incorporated gross profit and gross margin by operating segment into Note 19: Segment Information in our Form 10-Q for the three and nine months ended December 31, 2010, filed with the Commission on February 9, 2011.  We will continue to include gross profit and gross margin by operating segment in our segments footnote disclosures in future filings.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2010

Note 2: Significant Accounting Policies and Change in Accounting Principles

3.
We note that the company discovered items during the second quarter of fiscal 2011 that should have been recorded during the fiscal year ended March 31, 2010 and fiscal quarter ended June 30, 2011.  Given that the company failed to identify and recognize these items in the relevant periods, please describe the effect of these omissions on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures.  See Item 307 of Regulation S-K.  If the officers believe that the disclosure controls and procedures were effective, despite the omission, please explain in detail the basis for the officers’ conclusions.  We may have further comments upon review of your response.

Modine Response
The Company maintains disclosure controls and procedures that provide reasonable assurance that information required to be disclosed by the Company in its reports filed under the Securities Exchange Act of 1934, as amended, is so disclosed.  The Company’s management evaluates the effectiveness of these disclosure controls and procedures with the participation of the President and Chief Executive Officer and the Vice President, Finance, Chief Financial Officer and Treasurer.

The Company’s disclosure controls and procedures include a quarterly sub-certification process that culminates in a review and meeting of a disclosure committee.  The sub-certification process is a formalized means to raise significant issues which are reviewed by the Disclosure Committee.  Management does not expect that the disclosure controls and procedures would detect and prevent every error, and believes that even a well designed and operated effective disclosure control system can provide only reasonable, not absolute, assurance that the objectives of the system are met.

United States Securities and Exchange Commission
February 22, 2011

The certifying officers believe that the disclosure controls were effective to identify matters that would have a material affect on the Company’s financial statements.  The matters that resulted in the adjustments made in the Form 10-Q for the three and six months ended September 30, 2010 were not matters of such significance that they would ordinarily independently rise to a level of inquiry by the Disclosure Committee as it conducted the review of the financial statements.

4.
Also, we note from the disclosure included in Note 2 to the company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, that the company did not believe the first quarter adjustments totaling $2,699 were material to the previously issued first quarter fiscal 2011 financial statements.  Please provide us with the various quantitative and qualitative factors that management considered as part of its analysis in determining that these adjustments were not material to the company’s previously issued financial statements.  Also, your disclosures in future filings with respect to these out of period adjustments should also be expanded to explain the factors considered by management in determining that these adjustments were not material.  We may have further comments upon review of your response.

Modine Response
The Company assessed the materiality of the $2,699 of adjustments discussed in our Form 10-Q for the three and six months ended September 30, 2010 based on guidance of Staff Accounting Bulletin (SAB) No. 99 “Materiality” and SAB 108 “Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements.”  In accordance with this guidance, we assessed whether we should:

•	restate the affected prior period financial statements by filing an amendment to the previously filed Form 10-Q for the three months ended June 30, 2010;
•	correct the errors in the second quarter, the period in which they were discovered, with no restatement or correction of prior period financial statements; or
•	correct the errors the next time the Company files the fiscal 2011 first quarter financial statements, without amending the previously filed Form 10-Q for the three months ended June 30, 2010.

As a result of the assessment, we concluded that these errors were not material to the previously issued first quarter fiscal 2011 financial statements and, therefore, restatement of those financials was not required.  We also determined through the assessment that these adjustments were not material whether they were corrected through recording an out-of-period adjustment in the second quarter of fiscal 2011 or through a revision in future filings.  The Company chose to revise the fiscal 2011 year-to-date results and will revise the previously issued first quarter fiscal 2011 results prospectively.  This assessment and conclusion was reviewed with our Audit Committee and external securities counsel.

United States Securities and Exchange Commission
February 22, 2011

Our assessment included the consideration of the following quantitative and qualitative factors:

Quantitative Factors Considered:
The Company considered the impact of the errors on pre-tax earnings and earnings trends.  In addition, due to the significant decline and variability in our performance over the last several years, we determined that the impact on adjusted earnings before interest, taxes, depreciation and amortization (EBITDA), an important measure to investors as discussed in our recent filings, should also be considered given the Company’s near break-even results.

The Company does not consider the errors to be material, either individually or in the aggregate, to the fiscal 2011 first quarter results.  The improvement of our results to near breakeven is the most significant factor driving the percentage impacts of the errors on our reported results, making these percentages somewhat misleading.  Over the past five years, our annual post-tax results trended as follows (in millions):

2006	2007	2008	2009	2010
$74.4	$39.2	$(54.2)	$(103.6)	$(20.3)

As can be clearly seen from this annual trending, starting in fiscal 2010 and continuing into fiscal 2011, our results are beginning to show signs of improvement as the Company emerges from the global recession.  Quarterly and annual pre-tax and post-tax results are not currently indicative of average results which the Company is capable of generating.  Over the last five years, our average absolute value of earnings was $58 million, or $15 million on average per quarter.  Had our current earnings been more consistent with this past trend and not as close to breakeven, all the percentages would be substantially smaller.  We concluded that our current breakeven results greatly skew the impact of the errors as a percentage of our pre-tax earnings, and, in our opinion, this impact should be largely discounted in evaluating the quantitative analysis of the materiality of the errors.

The errors resulted in a 3% impact on the Adjusted EBITDA for the three months ended June 30, 2010, and a 1% impact on the Adjusted EBITDA for the Last-Twelve-Months ("LTM") ended June 30, 2010.  LTM Adjusted EBITDA is a measure in our debt covenants and has been a significant metric for our investors as we operated during the recession and its aftermath.  We did not consider this impact on adjusted EBITDA to be material.

Qualitative Factors Considered:
•
Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate – The most significant individual error was the curtailment gain, which is a complex and subjective area of the accounting literature to interpret.  The less significant settlement gain error is a more precise error and not generally subject to estimation.

United States Securities and Exchange Commission
February 22, 2011

•
Whether the misstatement masks a change in earnings or other trends – The correction of these errors does not change any trends in earnings or adjusted EBITDA.  The annual trending is almost identical (post-tax and adjusted EBITDA) whether or not the errors are corrected in the quarter to which they relate or not, and regardless of whether the iron curtain or rollover method is used to correct these errors.  A consistent trend in quarterly earnings exists regardless of whether the errors are corrected during the quarter identified or in a later quarter.

•
Whether the misstatements hide a failure to meet analysts’ consensus expectations from the enterprise – The errors resulted in an understatement of income in the first quarter fiscal 2011.  Had these errors been properly reflected in the correct quarter, our results would have improved accordingly, allowing the Company to further exceed analyst expectations.  Our actual first quarter fiscal 2011 results (without the correction of the understatement errors) exceeded our analysts’ expectations.

•
Whether the misstatement changes a loss into income or vice versa – The first quarter fiscal 2011 post-tax results before correcting these errors were $3.1 million of income and the correction of these errors would further increase the income reported in that quarter.

•
Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability – The curtailment error would be reported in our Original Equipment (OE) – North America segment and the settlement gain error would be reported in our OE – Europe segment.  Both of these segments were significantly impacted by the recession, and their results, similar to the consolidated Company trends, are showing improvement as we emerge from the recession.  The correction of the errors would not change the trending in improvement in these segments’ results.

•	Whether the misstatement affects the registrant’s compliance with regulatory requirements – These corrections have no impact on any regulatory requirements.
•
Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements – These corrections had no impact on the Company’s compliance with any loan covenants or other contractual requirements in the first quarter or second quarter of fiscal 2011.  Given that these errors represent understatement of income, the correction of the settlement gain/subsequent event error would only increase the amount of cushion which exists in complying with the covenants (note that the curtailment gain has no impact on loan covenants or amount of cushion as this is specifically excluded from the adjusted EBITDA calculation).

•
Whether the misstatement has the effect of increasing management’s compensation – for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation – The fiscal 2011 forecast anticipates payment of a bonus to certain members of the Company’s management under the Company’s incentive compensation arrangements.  The calculation and payment amount of the fiscal 2011 bonus would not be affected by the period in which the errors were corrected.

United States Securities and Exchange Commission
February 22, 2011

•	Whether the misstatement involves concealment of an unlawful transaction – No unlawful transactions are concealed by the misstatements.
•
How would these errors be perceived by investors/potential investors – We considered how the cumulative errors might be perceived by our investors or potential investors, and whether any investors or potential investors could have been conceivably harmed by these errors or the timing of correction of these errors.  Given that these errors are understatements of reported results and the continued trending of improving results as the Company recovers from the recession, it is difficult to imagine a situation in which an investor would be materially persuaded or harmed by these errors.

•
Could the nature of these errors cause a unique or significant reaction in evaluating the Company – Since these errors are understatements of income, the Company believes that it is unlikely that an investor would be negatively impacted or swayed by the Company reporting higher earnings from a correction of these errors.  Further, the most significant error is the curtailment gain, which is a one-time non-cash gain.  Modine has a clear history of presenting our results in investor presentations by excluding one-time gains or losses which are not recurring or indicative of the operational trends in our business (as shown in calculating adjusted EBITDA).  We also have a history of disclosing the impact of one-time, non-recurring items on our earnings in our press releases and quarterly and annual reports.

In weighing all relevant quantitative and qualitative factors noted above, it is our conclusion that these errors were immaterial individually and in the aggregate to all periods presented.  The errors were corrected by reflecting the adjusted results in the fiscal 2011 year-to-date balances, and the previously issued first quarter fiscal 2011 results will be revised prospectively the next time that those quarterly financial statements are issued.  Disclosures were made in the second quarter earnings release and Form 10-Q to discuss the impact of these errors on the quarterly results, the fact that these errors were considered immaterial in all periods previously presented, and that the first quarter fiscal 2011 results will be revised prospectively.

The Company included additional disclosure describing the factors considered by management in determining that these adjustments were not material in Note 2: Significant Accounting Policies in our Form 10-Q for the three and nine months ended December 31, 2010, filed with the Commission on February 9, 2011.  We will continue to incorporate this disclosure into future filings.

In connection with our response, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

United States Securities and Exchange Commission
February 22, 2011

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Modine Manufacturing Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further comments or questions regarding this response, please contact the undersigned at (262) 636-1200.  Thank you for your attention to this matter.

Very truly yours,

/s/ Michael B. Lucareli
Michael B. Lucareli, Vice President, Finance,
Chief Financial Officer and Treasurer